UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-13422

Agnico Eagle Mines Limited

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271854 and 333-280180), Form F-10 (File No. 333-280114) and Form S-8 (File Nos. 333-130339 and 333-152004).

EXHIBITS

Exhibit	Description

99.1	Agnico Eagle Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agnico Eagle Mines Limited (Registrant)
Date: February 26, 2025	/s/ Chris Vollmershausen
	By:	Chris Vollmershausen
	Title:	Executive Vice President, Legal, General Counsel & Corporate Secretary